EXHIBIT 99.1

Equinor sells the Peregrino field for USD 3.5 billion

Equinor Brasil Energia Ltda., a subsidiary of Equinor (OSE: EQNR, NYSE: EQNR), has entered into agreements(1) with Brazilian company Prio Tigris Ltda., a subsidiary of PRIO SA (PRIO3.SA) for a sale of its 60% operated interest in the Peregrino field in Brazil.

PRIO, Brazil’s largest independent oil and gas company, will pay a consideration of USD 3.35 billion and a maximum of USD 150 million in interest to Equinor for the transaction. The final cash payment will reflect the closing date and any deductions generated by the asset since the effective date, which is 1 January 2024.

Equinor will be responsible for operations of the field until closing of the transaction, after which PRIO will take over operatorship.

“With this transaction we realise value from a long-standing asset in our Brazil portfolio. Brazil will continue to be a core country for Equinor, as we focus on starting up the Bacalhau field and continue progressing the Raia gas project. With these two operated projects and our partnership in Roncador our equity production in Brazil will be close to 200,000 barrels per day by 2030,” says Philippe Mathieu, Executive Vice President for Exploration and Production International at Equinor.

“This deal is part of Equinor's ongoing effort to high-grade its international portfolio through asset divestments and acquisitions. We continue to see growth potential and opportunities to extend the longevity of our international oil and gas portfolio, also in Brazil,” says Philippe Mathieu.

Equinor has been operating the Peregrino field since 2009 and around 300 million barrels of oil have been produced by the asset since. Peregrino is a heavy oil field and consists of a floating production storage and offloading (FPSO) platform, supported by three fixed platforms. The field is in the Campos Basin, east of Rio de Janeiro. In Q1 2025, Equinor´s share of production from Peregrino was around 55,000 barrels per day.

Last year, PRIO acquired Sinochem’s 40% interest in the Peregrino field.

“PRIO has been a valued partner since joining the Peregrino license last year and we look forward to a smooth hand-over with them,” says Veronica Coelho, Senior Vice President and Country Manager for Equinor Brazil.

“We are very proud of the work that has been done by our team over the past 20 years on the Peregrino field. This asset has been the cornerstone of Equinor’s history in Brazil. Our journey in Brazil continues with full momentum, building on the legacy of those that have worked on Peregrino. We are preparing for operations on Bacalhau, as well as the startup of the Serra da Babilonia renewable hybrid project by our subsidiary Rio Energy and we are progressing the Raia gas project” says Veronica Coelho.

The transaction is subject to regulatory and legal approvals. The payment will occur in two tranches, one at signing and a further one closer to closing. The payment will be subject to customary adjustments.

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1: The deal is divided in two parts, one for the acquisition of 40% and operatorship of Peregrino, the second for the acquisition of the remaining 20%. The 40% operation will receive a payment of USD 2,233 million, with an additional payment of USD 166 million which is contingent on the completion of the second part of 20%. The 20% operation will have a value of USD 951 million. The final component is USD 150 million of maximum interest, reaching the total of USD 3.5 billion.

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Contact details:

Investor relations
Bård Glad Pedersen, Senior Vice President Investor Relations
+47 918 01 791

Media
Ola Morten Aanestad, Media Relations
+47 480 80 212

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act